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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

     For the year ended September 30, 2000

     [ ] Transition Report on Form 10-K and Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q and Form 10-QSB
     [ ] Transition Report on Form N-SAR

     For the transition period ended __________________________________.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

________________________________________________________________________________


PART I - REGISTRANT INFORMATION

Full name of registrant:                 Entertainment Technologies & Programs,
                                          Inc.
Former name if applicable:               Not applicable
Address of principal executive office:   16055 Space Center Blvd, Suite 230
City, State and Zip Code:                Houston, Texas  77062


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the Company's independent auditors have not completed the process of obtaining evidenciary information that is critical to their ability to report on our consolidated financial statements. The Company expects that such evidenciary information will be obtained and that its annual report on Form 10-KSB will be filed on or before January 13, 2001.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

              James W. Butcher            (281)                486-6115
         --------------------------  ----------------  -------------------------
                  (Name)               (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X]  YES  [_]  NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [_]  YES  [X]  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Entertainment Technologies & Programs, Inc.
             -----------------------------------------------------
                 (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

December 29, 2000                   __________________________________________
                                    By /s/ James W. Butcher
                                    ------------------------------
                                    James W. Butcher
                                    Chief Executive Officer
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HAM,                                                  11550 FUQUA, SUITE 475
  LANGSTON &                                          HOUSTON, TX  77034
    BREZINA, L.L.P.                                   BUS.:  281/481-1040
Certified Public Accountants                          FAX :  281/481-8485
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December 29, 2000



Mr. James W. Butcher
Chief Executive Officer
Entertainment Technologies & Programs, Inc.
16055 Space Center Blvd., Suite 230
Houston, Texas  77062

Dear Mr. Butcher:

In order to complete our audit of the consolidated financial statements of Entertainment Technologies & Programs, Inc. for the year ended September 30, 2000, we need to obtain the following information that could have a significant impact on our audit:

 . Responses from certain attorneys that provided legal assistance to the Company in 2000

 . Confirmation of certain notes payable and long-term debt balances at September 30, 2000

Upon receipt of such information, we must complete various administrative matters prior to issuance of our report on the Company's consolidated financial statements.

Please call me with any questions concerning this letter.

Sincerely,

/s/ Stanley R. Langston

Ham, Langston & Brezina, L.L.P.